Exhibit 99.1

Silicon Motion Announces Third Quarter Results for the Period Ended September 30, 2006: Strong Growth Driven by Mobile Storage Products

Third Quarter 2006 Financial Summary:

•	Sales increased 39% year-over-year and 51% sequentially to NT$1,037 million (US$31.6 million)

•	Gross margin remained unchanged from 2Q06 at 53.5%

•	Operating margin increased to 28.0% from 24.6% in 2Q06

•	Net income increased 34% year-over-year and 55% sequentially to NT$289 million (US$8.8 million)

•	Diluted earnings per American Depositary Share (ADS) were NT$9.23 (US$0.28), up 35% from NT$6.85 (US$0.21) in 3Q05 and 55% from NT$5.96 (US$0.19) in 2Q06

Third Quarter 2006 Business Highlights:

•	Unit shipments of mobile storage products grew 104% year-over-year and 71% sequentially to 50 million units

•	The Company added full-page programming (NOP=1) support for all MLC NAND flash memory, including Samsung’s 63-nanometer MLC flash memory, in the Company’s Compact Flash controllers, Secure Digital controllers, MultiMediaCard controllers, xD-Picture Card controllers, and USB 2.0 flash disk controllers

•	The Company’s SM321E and SM324 USB flash disk controllers qualified for the Basic tier of Microsoft’s Windows Vista logo program and support Vista’s ReadyBoost feature.

Taipei, Taiwan, R.O.C., October 26, 2006 – Silicon Motion Technology Corporation (NASDAQ : SIMO; “the Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced its third quarter 2006 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS were NT$9.23 (US$0.28) in the third quarter of 2006 (3Q06), an increase of 35% from NT$6.85 (US$0.21) in the same period of the previous year (3Q05) and an increase of 55% from NT$5.96 (US$0.19) in the second quarter of 2006 (2Q06). Net income for 3Q06 was NT$289 million (US$8.8 million), an increase of 34% from NT$215 million in 3Q05 and an increase of 55% from NT$187 million in 2Q06.

US GAAP net income for 3Q06 reflected NT$26 million (US$0.79 million) of stock-based compensation expenses as a result of the Company’s adoption of SFAS No 123(R), effective January 1, 2006. Excluding stock-based compensation, the Company’s non-GAAP net income for 3Q06 was NT$315 million (US$9.6 million). Non-GAAP earnings per ADS were NT$9.97 (US$0.30).

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are pleased with our progress in the third quarter and our results exceeded our expectations for a number of reasons. Samsung and Hynix increased the output of their 63-nanometer and 90-nanometer MLC flash memory respectively in the third quarter, which improved the cost competitiveness of many of our customers. As a result, we saw fairly strong demand for our controllers that are used in flash memory cards and in USB flash disk drives.

In the flash memory card segment, our decision earlier this year to pursue bundled card opportunities started to bear fruit in the second quarter, and the results were even more noticeable in the third quarter. As mobile phone manufacturers began to roll out function-rich mobile phones, we saw strong demand for our controllers that are used in the micro-SD cards that are bundled with these phones. We also saw our customers ramping up their micro-SD card production for the retail market.

In the third quarter, we also benefited from the successful ramp-up and market acceptance of the controllers that we introduced a few quarters ago, including our SM222 Compact Flash controller, SM324 USB flash disk controller, and high-performance SM266 SD controller. We also benefited from our on-going effort to add support for newer flash memory into our existing controllers.

We are excited about the growth prospects for the markets that we serve and we plan to roll out several new controllers over the next few quarters to address additional opportunities in the flash memory market.”

Third Quarter 2006 Financial Review1

Sales

Net sales in the third quarter totaled NT$1,037 million (US$31.6 million), an increase of 39% from 3Q05 and an increase of 51% from 2Q06. Overall unit shipments increased 103% from 3Q05 and 71% from 2Q06. The blended average selling price (ASP) per unit fell 12% from 2Q06, primarily due to a change in product mix.

By product, net sales from mobile storage products accounted for 92% of total net sales, which was up from 85% of total net sales in the second quarter of 2006. Net sales from multimedia SoCs represented 8% of total net sales, which was down from 14% in 2Q06. Net sales from other products in the second quarter accounted for less than 1% of net sales.

As % of Net Sales	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Mobile Storage Products	92%	86%	80%	87%	84%	72%	85%	92%
Multimedia SoCs	7%	13%	19%	13%	16%	27%	14%	8%
Others	1%	1%	1%	0%	0%	1%	1%	0%
Total	100%	100%	100%	100%	100%	100%	100%	100%

Net sales from mobile storage products, which include flash memory card controllers and USB 2.0 flash disk controllers, increased 46% from 3Q05 and 62% from 2Q06 to NT$950 million (US$29.0 million). Unit shipments increased 104% from 3Q05 and 71% from 2Q06 to 50 million units. The ASP per unit in 3Q06 declined by 6% from 2Q06.

[1]	Note: Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$32.2948 to US$1 for the third quarter of 2005, NT$32.1506 to US$1 for the second quarter of 2006, and NT$32.7605 to US$1 for the third quarter of 2006 based on the average of the noon buying rate for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate at the end of 3Q06 was NT$33.10 to US$1.

Net sales from multimedia SoC products, which include multimedia display processors and portable audio SoCs, declined 14% from 3Q05 and 15% from 2Q06 to NT$81 million (US$2.5 million). Unit shipments of multimedia SoC products decreased 3% from 3Q05 and increased 21% from 2Q06 to approximately 395,000 units. The ASP per unit for multimedia SoC products declined 30% from 2Q06 because portable audio SoCs, which have lower selling prices compared to multimedia display processors, constituted a greater proportion of the total multimedia SoC product sales in the third quarter.

Unit Shipment (thousand units)	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
Mobile Storage Products	14,549	10,912	14,120	24,265	30,146	20,306	28,976	49,563
Multimedia SoCs	111	163	337	407	947	496	326	395
Others	—	17	59	3	7	21	11	23
Total	14,660	11,092	14,516	24,675	31,100	20,823	29,313	49,981

Expenses

The cost of sales in 3Q06 totaled NT$482 million (US$14.7 million), representing increases of 35% from 3Q05 and 51% from 2Q06. The year-over-year increase was driven primarily by increases in total wafer costs and assembly and test costs, as a result of a 103% increase in unit volume from 3Q05. The sequential increase was driven by increases in total wafer costs and assembly and test costs as a result of a 71% increase in unit volume from 2Q06. The gross margin for the quarter was 53.5%, up from 52.3% in 3Q05 and unchanged from 2Q06. The non-GAAP gross margin was 53.5%.

Total operating expenses in 3Q06, which include sales and marketing expenses, general and administrative (G&A) expenses, and research and development (R&D) expenses, were NT$264 million (US$8.1 million), an increase of 44% from 3Q05 and an increase of 33% from 2Q06. Total operating expenses, excluding stock-based compensation expense, increased 31% year over year and increased 32% sequentially.

Total operating expenses represented 25.5% of net sales, compared to 24.5% and 28.9% of net sales in 3Q05 and 2Q06, respectively. The Company’s operating margin increased from 27.8% in 3Q05 and 24.6% in 2Q06 to 28.0% in 3Q06. The non-GAAP operating margin was 30.5%, up from 27.4% in 2Q06.

Sales and marketing expenses in 3Q06 increased by 31% from 3Q05 and 13% from 2Q06 and represented 4.7% of net sales. The year-over-year increase was driven primarily by higher salary and benefits, stock-based compensation expenses, professional fees, and travel and miscellaneous expenses and was offset by lower commissions. The sequential increase was driven mainly by higher salary and benefits, stock-based compensation expenses, professional fees, and travel expenses and was offset by lower commissions.

General and administrative expenses in 3Q06 increased 18% year-over-year and 24% sequentially, and represented 5.5% of net sales. The year-over-year increase was primarily due to higher salary and benefits and stock-based compensation expenses and was offset by lower professional fees. The sequential increase was primarily due to higher salary and benefits and professional fees and was offset by lower stock-based compensation expenses.

Research and development expenses in 3Q06 increased 65% year-over-year and 45% sequentially and represented 15.2% of net sales. The year-over-year increase was driven by higher salary and benefits, stock-based compensation expenses, as well as higher project, depreciation, travel, and rental expenses, and was offset by lower royalty fees, professional fees, and miscellaneous expenses. The sequential increase was primarily driven by higher salary and benefits and stock-based compensation expenses, as well as higher project and rental expenses.

The company-wide headcount increased 5% from 318 at the end of 2Q06 to 334 at the end of 3Q06. A majority of the headcount increase took place in sales, marketing, and field engineering support.

Earnings

Net income totaled NT$289 million (US$8.8 million) in 3Q06, an increase of 34% from NT$215 million in 3Q05 and an increase of 55% from NT$187 million in 2Q06. Non-GAAP net income was NT$315 million (US$9.6 million). The net margin was 27.9%, down from 28.8% in 3Q05 and up from 27.2% in 2Q06. The non-GAAP net margin was 30.4%. Diluted earnings per ADS were NT$9.23 (US$0.28), up 35% from NT$6.85 (US$0.21) in 3Q05 and 55% from NT$5.96 (US$0.19) in 2Q06. Non-GAAP diluted earnings per ADS were NT$9.97 (US$0.30).

Balance Sheet

At the end of 3Q06, the Company had NT$1,782 million (US$53.8 million) in cash and cash equivalents and NT$1,334 million (US$40.3 million) in short-term investments. Accounts receivable (A/R) increased from NT$674 million at the end of 2Q06 to NT$807 million (US$24.4 million) at the end of 3Q06. However, the average A/R days decreased from 77 days to 65 days. Inventory increased from NT$282 million at the end of 2Q06 to NT$318 million (US$9.6 million) at the end of 3Q06. However, the average inventory days decreased from 77 days to 57 days, mainly as a result of higher business volume in 3Q06. Total assets at the end of 3Q06 were NT$5,010 million (US$151.4 million), up from NT$4,380 million at the end of 2Q06.

Current liabilities increased from NT$533 million at the end of 2Q06 to NT$777 million (US$23.5 million) at the end of 3Q06, primarily due to increases in accounts payable and accrued expenses. There were no material changes in the Company’s long-term liabilities.

There were 123.753 million ordinary shares outstanding at the end of 3Q06, which was equivalent to 30.938 million units of ADS.

Business Outlook:

The Company currently expects sales in the fourth quarter of 2006 to be between US$33 and US$34 million, which represent a sequential increase of 4%-7% from US$31.6 million in the third quarter. The Company estimates that its gross margin in 4Q06 will likely be between 52% and 53% and its operating margin will be approximately flat from 3Q06.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 10:00 am Eastern Time on October 27. A webcast of the conference call will be accessible on the Company’s web site at http://www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123(R). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation and the effects of 123(R) upon the number of diluted shares used in calculating non-GAAP earnings per share.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from and therefore may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP net income per share provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.

Non-GAAP gross margin and non-GAAP operating margin are GAAP gross margin and GAAP operating margin excluding stock-based compensation expenses that are driven by discrete events that management does not consider to be directly related to the Company’s core operating performance. Similarly, Non-GAAP net income consists of net income excluding stock-based compensation expenses that are driven primarily by discrete events that management does not consider to be directly related to the Company’s core operating performance. Non-GAAP net income per share is calculated by dividing non-GAAP net income by adjusted GAAP weighted average diluted shares outstanding. For this purpose, the calculation of GAAP weighted average diluted shares outstanding is adjusted to exclude the benefit of compensation costs attributable to future services and not yet recognized in the financial statements that are treated as proceeds assumed to be used to repurchase shares under the GAAP treasury stock method.

Listed below are the items included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release:

	Three Months Ended Jun. 30, 2006	Three Months Ended Sep. 30, 2006
(1) Cost of sales:
Stock-based compensation	1,032	454
(2) Research and development expense:
Stock-based compensation	6,911	14,483
(3) Sales and marketing expense
Stock-based compensation	2,621	4,254
(4) General and administrative expense
Stock-based compensation	8,469	6,711

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data)

(unaudited)

	For the 3 Months Ended								Change From
	Sep. 30, 2005 (NT$)		Jun. 30, 2006 (NT$)		Sep. 30, 2006 (NT$)		Sep. 30, 2006 (US$)		3Q05 (%)	2Q06 (%)
Net Sales		747,012		686,963		1,036,680		31,645	39%	51%
Cost of sales		356,688		319,492		482,295		14,722	35%	51%

Gross profit		390,324		367,471		554,385		16,923	42%	51%
Operating expenses
Research & development		95,690		109,223		158,046		4,824	65%	45%
Sales & marketing		37,372		43,266		48,884		1,492	31%	13%
General & administrative		48,489		46,125		56,987		1,740	18%	24%
Amort. of intangible assets		1,126		—		—		—	-100%	—

Subtotal		182,677		198,614		263,917		8,056	44%	33%

Operating income		207,647		168,857		290,468		8,867	40%	72%
Non-operating income (expense)
Gain on sale of investments		3,394		4,362		4,271		130	26%	-2%
Interest income (net)		11,725		14,897		17,744		542	51%	19%
Foreign exchange gain (loss)		4,710		666		(2,627)		(80)	-156%	-494%
Others		(6,356)		596		3,189		97	150%	436%

Subtotal		13,473		20,521		22,577		689	68%	10%

Income before tax		221,120		189,378		313,045		9,556	42%	65%
Income tax expense		6,021		2,591		23,740		725	294%	816%

Net income		215,099		186,787		289,305		8,831	34%	55%

Basic earnings per ADS	NT$	7.02	NT$	6.07	NT$	9.38	US$	0.29	34%	55%
Diluted earnings per ADS	NT$	6.85	NT$	5.96	NT$	9.23	US$	0.28	35%	55%
Margin Analysis:
Gross margin		52.3%		53.5%		53.5%
Operating margin		27.8%		24.6%		28.0%
Net margin		28.8%		27.2%		27.9%
Additional Data:
Weighted avg. ADS equivalents[2]		30,653		30,783		30,832
Diluted ADS equivalents		31,389		31,353		31,336

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliations of GAAP to Non-GAAP Results

(NT$ thousands, except per-share amount and percentages)

(unaudited)

	Three Months Ended
	Jun. 30, 2006		Sep. 30, 2006
GAAP Cost of sales		319,492		482,295
Adjustment for share-based compensation		(1,032)		(454)

Cost of sales excluding share-based compensation		318,460		481,841
GAAP Operating Income		168,857		290,468
Adjustment for share-based compensation within:
Cost of sales		1,032		454
Research and development		6,911		14,483
Sales and marketing		2,621		4,254
General and administrative		8,469		6,711

Operating Income excluding share-based compensation		187,890		316,370
GAAP Net Income		186,787		289,305
Adjustment for share-based compensation within:
Cost of sales		1,032		454
Research and development		6,911		14,483
Sales and marketing		2,621		4,254
General and administrative		8,469		6,711

Net Income excluding share-based compensation		205,820		315,207
GAAP diluted earnings per ADS		5.96		9.23
Adjustment for share-based compensation		0.54		0.74

Diluted earnings per ADS excluding share-based compensation	NT$	6.50	NT$	9.97
GAAP Gross margin percentage		53.5%		53.5%
Adjustment for share-based compensation		0.1%		0.0%

Gross margin percentage excluding share-based compensation		53.6%		53.5%
GAAP Operating margin percentage		24.6%		28.0%
Adjustment for share-based compensation		2.8%		2.5%

Operating margin percentage excluding share-based compensation		27.4%		30.5%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per share data)

(unaudited)

	For the 9 Months Ended Sep. 30, 2005 (NT$)		For the 9 Months Ended Sep. 30, 2006 (NT$)		For the 9 Months Ended Sep. 30, 2006 (US$)[3]		Change (%)
Net Sales		1,814,020		2,289,780		70,550	26%
Cost of sales		940,303		1,067,683		32,896	14%

Gross profit		873,717		1,222,097		37,654	40%
Operating expenses
Research & development		258,206		349,413		10,766	35%
Sales & marketing		100,207		139,081		4,292	39%
General & administrative		95,841		147,939		4,563	54%
Amortization of intangible assets		3,376		—		—	(100%)

Subtotal		457,630		636,433		19,621	39%

Operating income		416,087		585,664		18,033	41%
Non-operating expense (income)
Gain on sale of investments		9,122		12,590		388	38%
Interest income (net)		12,773		46,337		1,430	263%
Foreign exchange gain (loss)		4,522		(1,910)		(57)	(142%)
Others		(6,109)		4,493		136	174%

Subtotal		20,308		61,510		1,897	203%

Income before tax		436,395		647,174		19,930	48%
Income tax expense		9,128		34,403		1,055	277%

Net income		427,267		612,771		18,875	43%

Basic earnings per ADS	NT$	15.37	NT$	19.90	US$	0.62
Diluted earnings per ADS	NT$	14.98	NT$	19.57	US$	0.61
Margin Analysis:
Gross margin		48.2%		53.4%
Operating margin		22.9%		25.6%
Net margin		23.6%		26.8%
Additional Data:
Weighted average ADS equivalents		27,792		30,769
Diluted ADS equivalents		28,527		31,305

[3]	The US dollar amounts presented in this income statement are for convenience only and represent the sum of US dollar amounts for the first, second, and third quarters, each translated from New Taiwan dollars using the respective average exchange rate for each quarter.

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(NT$ thousands)

(unaudited)

	Dec. 31, 2005		Sep. 30, 2006
Cash and cash equivalents		1,581,993		1,781,770
Short-term investments		1,157,955		1,333,576
Accounts receivable, net		573,498		807,236
Inventories		278,528		317,818
Refundable deposits - current		60,000		60,000
Deferred income tax assets, net		48,858		115,801
Prepaid expenses and other current assets		222,563		187,378

Total current assets		3,923,395		4,603,579
Long-term investments		15,954		25,486
Property and equipment (net)		83,734		316,999
Other assets		65,048		63,686

Total assets	NT$	4,088,131	NT$	5,009,750

Accounts payable		318,841		389,764
Income tax payable		104,744		132,418
Accrued expenses and other current liabilities		207,769		255,137

Total current liabilities		631,354		777,319
Accrued pension cost		5,365		3,608
Other long-term liabilities		1,627		1,279

Total liabilities		638,346		782,206
Shareholders’ equity		3,449,785		4,227,544

Total liabilities & shareholders’ equity	NT$	4,088,131	NT$	5,009,750

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2006. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 E-mail: ir@siliconmotion.com	Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 E-mail: sara.hsu@siliconmotion.com.tw